Mail Stop 3561

November 6, 2007

Via U.S. Mail and Facsimile

Salvatore L. Bando
President and Chief Executive Officer
The Middleton Doll Company
1050 Walnut Ridge Drive
Hartland, Wisconsin 53029

     RE: The Middleton Doll Company
         Form 10-KSB for the fiscal year ended December 31, 2006

         File No. 033-51406

Dear Mr. Bando:

   We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

           Sincerely,

           Linda Cvrkel
           Branch Chief

Via facsimile: Craig R. Bald, Vice President Finance and Chief Financial Officer
      (262)369-7998